東京青山・青木・狛法律事務所

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Chiyoda-ku, Tokyo 100-0014, Japan

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RECEIVED

2007 AUG -9 A 5:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07025863

FILE NO. 082-03311

August 2, 2007

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the documents of which contents were announced by the Company.

- Notice on Stock Options (Stock Acquisition Rights) (dated July 31, 2007) (English translation)
- Consolidated Financial Results for the First Quarter ended June 30, 2007 (dated July 31, 2007) (English translation)

PROCESSED
AUG 14 2007
THOMSON FINANCIAL

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

FILE NO. 082-03311

(Translation)

July 31, 2007

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Inquiries shall be directed to: Yukihiro Saito
Head of Investor Relations,
Financial Department
(Tel: 03 - 3572 - 5111)

Notice on Stock Options (Stock Acquisition Rights)

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would make an offering of subscription for stock acquisition rights as stock options to its Directors and Corporate Officers pursuant to Article 236 and Article 238 of the Corporation Law of Japan, as described below.

The stock acquisition rights are executive compensation-type stock options (two types) under the executive compensation policy of the Company.

[Executive compensation policy of the Company]

The executive compensation policy of the Company, which has been designed by its Compensation Advisory Committee with an outside Director acting chairman and including third parties, is a highly transparent policy taking in objective perspectives.

The executive compensation under the policy is comprised of fixed basic compensation and performance-linked compensation, which fluctuates according to the rates of achievement of performance targets and stock prices, and the portions thereof are almost in an equal rate. The performance-linked compensation consists of bonuses payable based on annual performances, the "stock compensation-type stock options as medium-term incentives" based on the targets of the three-year plan, which has started as from April 1, 2005, and the "stock options as long-term incentives", which place emphasis on sharing interests with its shareholders. Thus, the policy is designed to motivate the officers of the Company to engage in

management while having constant awareness of operating results and stock prices from not only single-year but also medium- and long-term perspectives.

Of the two types of stock options, those for Directors were approved as compensation, etc. at the 107th Ordinary General Meeting of Shareholders held on June 26, 2007, as described below:

1. Stock compensation-type stock options as medium-term incentives:

Allottees of stock acquisition rights:	One Director of the Company who was promoted to a higher position as Corporate Officer during the fiscal year ending March 31, 2008
Total number of stock acquisition rights to be allotted:	Not exceeding 3 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares)
Cap on compensation, etc. in respect of stock acquisition rights:	Not exceeding ¥10,000,000 per year

2. Stock compensation-type stock options as long-term incentives:

Allottees of stock acquisition rights:	Seven Directors of the Company who are not outside Directors
Total number of stock acquisition rights to be allotted:	Not exceeding 100 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares)
Cap on compensation, etc. in respect of stock acquisition rights:	Not exceeding ¥50,000,000 per year

I. Stock compensation-type stock options as medium-term incentives

To make the Directors and Corporate Officers of the Company share with its shareholders merits and risks pertaining to its stock prices and afford incentives to them to achieving much improved results and higher stock prices, the Company intends to grant its Directors and Corporate Officers stock options as medium-term incentives, using stock acquisition rights upon exercise of which one yen per share shall be contributed, for the fiscal year ending March 31, 2008.

The paid-in amount of the stock acquisition rights offered for subscription (the "Stock Acquisition Rights" shall be a fair value as of the allocation date thereof. The Company shall grant compensation in an amount equivalent to the paid-in amount to the Directors and Corporate Officers on condition that such compensation be offset against their obligations to pay the paid-in amount.

1. Qualified allottees of the Stock Acquisition Rights:

The Stock Acquisition Rights shall be allotted to one Director who was promoted to a higher position as Corporate Officer as of April 1, 2007, and to five newly appointed Corporate Officers not concurrently serving as Directors as of January 1, 2007 and April 1, 2007, respectively.

2. Total number of Stock Acquisition Rights to be allotted:

Director of the Company:	3 rights
Corporate Officers not concurrently serving as Directors of the Company:	30 rights

The total number of Stock Acquisition Rights is the number of planned allotment. In the event that such total number decreases if any allotee does not subscribe or otherwise, the decreased total number of Stock Acquisition Rights shall be the total number of Stock Acquisition Rights to be issued.

3. Class and number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights:

The class of the shares to be issued or transferred upon exercise of the Stock Acquisition Rights shall be shares of common stock of the Company and the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights (the "Number of Shares") shall be 1,000.

In the event that the Company makes a stock division (including free allocation of shares of common stock of the Company) or stock consolidation, the Number of Shares shall be adjusted in accordance with the following formula, with any fraction of one share occurring upon such adjustment discarded:

$$\text{Number of Shares after adjustment} = \text{Number of Shares before adjustment} \times \text{Division/consolidation ratio}$$

In addition, upon the occurrence of any unavoidable event that requires adjustment to the Number of Shares, an adjustment shall be made thereto to the extent it is reasonable.

4. Amount of property to be contributed upon exercise of each Stock Acquisition Right:

The amount of property to be contributed upon exercise of each Stock Acquisition Right shall be the amount of cash to be paid in for each of the shares to be delivered upon exercise thereof, which shall be one yen, multiplied by the Number of Shares.

5. Exercise period of the Stock Acquisition Rights:

From July 1, 2008 to June 30, 2011

6. Matters concerning capital and capital reserve to be increased in the event that the Company issues shares upon exercise of the Stock Acquisition Rights:

   (i) In the event that the Company issues shares upon exercise of the Stock Acquisition Rights, the amount of capital to be increased shall be a half of the upper limit thereon calculated pursuant to Article 40, paragraph 1 of the Regulations on Corporate Accounts, with any fraction of one yen rounded upward to the nearest one yen.

   (ii) In the event that the Company issues shares upon exercise of the Stock Acquisition Rights, the amount of capital reserve to be increased shall be an amount obtained by deducting the amount of capital to be increased as set forth in item (i) above from the upper limit on the capital to be increased as set forth in item (i) above.

7. Restriction on acquisition of the Stock Acquisition Rights by transfer:

   Any acquisition of the Stock Acquisition Rights by transfer shall be subject to the approval by resolution of the Board of Directors of the Company.

8. Conditions for acquisition of the Stock Acquisition Rights:

   In the event that a proposition for the approval of a merger or consolidation agreement under which the Company shall be merged or dissolved, an agreement of business transfer by a spin-off or plan for incorporation by a spin-off under which the Company shall be split up, or a share exchange agreement or share transfer plan under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders (or a resolution for the approval thereof is adopted by the Board of Directors when such resolution by the General Meeting of Shareholders is not required), the Company may, as of a day separately specified by the Board of Directors of the Company, acquire all of the Stock Acquisition Rights then outstanding without consideration.

9. Policies on voidance and nullification of the Stock Acquisition Rights and the details of delivery of new stock acquisition rights of reorganizing companies in case of reorganization:

   In the event that the Company is merged or consolidated (as a result of which, the Company shall be dissolved), transfers business or incorporates a company by a spin-off, or makes a share exchange or share transfer (collectively, "reorganization"), the Company shall deliver to any Allottee of the Stock Acquisition Rights outstanding when the reorganization becomes effective (the "Outstanding Stock Acquisition Rights"), stock acquisition rights of relevant corporations ("reorganizing companies") listed in Article 236, paragraph 1, item 8 (a) through (e) of the Corporation Law, in accordance with the following conditions. In such case, the Outstanding Stock Acquisition Rights shall become null and void and the reorganizing companies shall newly issue stock acquisition rights, only if and when the delivery of stock acquisition rights of the reorganizing companies is stipulated in the relevant merger agreement, consolidation agreement, agreement of business transfer by a spin-off, plan for

incorporation by a spin-off, share exchange agreement or share transfer plan.

(i) Number of stock acquisition rights of reorganizing company to be delivered:

The same number as that of the Outstanding Stock Acquisition Rights held by each Allottee of the Stock Acquisition Rights shall be delivered.

(ii) Class of shares of reorganizing company to be issued or transferred upon exercise of stock acquisition rights:

Shares of common stock of the reorganizing company.

(iii) Number of shares of reorganizing company to be issued or transferred upon exercise of stock acquisition rights:

The number of shares shall be determined in accordance with paragraph 3 above, by taking into account the conditions of the reorganization.

(iv) Amount of property to be contributed upon exercise of a stock acquisition right:

The amount of property to be contributed upon exercise of a stock acquisition right to be delivered shall be an amount obtained by multiplying by the number of shares of the reorganizing company to be issued or transferred upon exercise of each of the stock acquisition rights, which shall be determined as set forth in paragraph (iii) above, the paid-in amount after reorganization set forth below. The paid-in amount after reorganization shall be one yen per share of the reorganizing company that can be delivered upon exercise of each stock acquisition right delivered.

(v) Exercise period of stock acquisition rights:

From later of the first day of the period during which the Stock Acquisition Rights set forth in paragraph 5 above are exercisable and the day on which the reorganization becomes effective, to the last day of the period during which the Stock Acquisition Rights set forth in paragraph 5 above are exercisable.

(vi) Matters concerning capital and capital reserve to be increased in the event that the reorganizing company issues shares upon exercise of the stock acquisition rights:

To be determined in accordance with paragraph 6 above.

(vii) Restriction on acquisition of stock acquisition rights by transfer:

Any acquisition of stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the reorganizing company.

(viii) Terms and conditions of the acquisition of stock acquisition rights:

To be determined in accordance with paragraph 8 above.

(ix) Other terms and conditions of the exercise of stock acquisition rights:

To be determined in accordance with paragraph 11 below.

10. Treatment of fractions of a share upon exercise of the Stock Acquisition Rights:

For the purpose of delivery of shares to the Allottees who exercise the Stock Acquisition Rights, any fraction of one share shall be truncated.

11. Other terms and conditions of the exercise of the Stock Acquisition Rights:

(i) Any Allottee shall remain in office as Director or Corporate Officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

(ii) Notwithstanding item (i) above, if any Allottee leaves office as Director or Corporate Officer of the Company due to retirement upon expiration of the term of office, his/her death or any other good reason on or after August 23, 2007 up to March 31, 2008, such any Allottee shall not be entitled to exercise such number of Stock Acquisition Rights (with any fraction below decimal point discarded) as obtained by dividing the number of his/her Stock Acquisition Rights allotted by 8, then multiplied by the number of remaining months (with any fraction of a month discarded) from the day on which he/she leaves office as Director or Corporate Officer of the Company up to March 31, 2008.

(iii) Based on the target ratio of 8% of operating income to sales of the Company on a consolidated basis for the fiscal year ending March 31, 2008, only if and when the rate of achievement of actual performance to the target is 90% or more, any Allottee shall be entitled to exercise such number of Stock Acquisition Rights (with any fraction below decimal point discarded) as obtained by multiplying the number of his/her Stock Acquisition Rights allotted by the ratio of operating income to sales on a consolidated basis, divided by 8.8; provided, however, that the rate of achievement so calculated shall not exceed 110%.

(iv) If any Allottee waives his/her Stock Acquisition Rights, such any Allottee shall not be entitled to exercise the Stock Acquisition Rights.

(v) If any Allottee dies prior to the expiration of the exercise period of the Stock Acquisition Rights, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

12. Paid-in amount of a Stock Acquisition Right:

(i) The paid-in amount shall be a fair value of a Stock Acquisition Right calculated in accordance with the Hull-White modified two-factor model, based on the closing price as of the allotment date thereof.

(ii) On or prior to the day immediately preceding the first day of the exercise period of

the Stock Acquisition Rights set forth in paragraph 5 above, any Allottee may, in lieu of the payment of cash in the amount obtained by multiplying the paid-in amount of a Stock Acquisition Right set forth in item (i) above by the number of Stock Acquisition Rights allotted to such any Allottee, offer to offset his/her compensation receivable (equivalent to the amount obtained by multiplying the paid-in amount of a Stock Acquisition Right set forth in item (i) above by the number of Stock Acquisition Rights allotted to him/her) as determined at the meeting of the Board of Directors of the Company held on July 31, 2007 to be paid to him/her in consideration for performance of his/her duties on condition that he/she subscribe for the Stock Acquisition Rights and offset such compensation receivable against the paid-in amount of the Stock Acquisition Rights, and in the event that the Allottee offers to do so, the Company shall accept the payment by such offset.

* The paid-in amount will be publicized promptly when it is determined after the allotment of the Stock Acquisition Rights.

13. Allotment date of the Stock Acquisition Rights:

August 23, 2007

14. Methods of exercise of the Stock Acquisition Rights and payment therefor:

(i) To exercise the Stock Acquisition Rights, a "Notice of Exercise of Stock Acquisition Rights" in the form specified by the Company shall be submitted with all required information filled in and the name and seal affixed.

(ii) In addition to the submission of the Notice of Exercise of Stock Acquisition Rights set forth in item (i) above, the aggregate Exercise Prices (the "Payment Amount") of the shares of common stock of the Company to be issued or transferred upon exercise of the Stock Acquisition Rights shall be paid in cash by transfer to the account specified by the Company with the payment handling place set forth in paragraph 15 below (the "Specified Account") no later than the date and time designated by the Company.

15. Payment handling place upon exercise of the Stock Acquisition Rights:

Name: Mizuho Bank, Ltd., Ginza Branch

Address: 2-11, Ginza 4-chome, Chuo-ku, Tokyo

(or any successor bank to the bank or any successor branch to the branch for the time being)

16. Time when the exercise of the Stock Acquisition Rights shall become effective:

(i) The exercise of the Stock Acquisition Rights shall become effective when the Notice of Exercise of Stock Acquisition Rights is received at the payment handling place and the Payment Amount set forth in paragraph 14, item (ii) above

is credited to the Specified Account.

(ii) Upon completion of the procedure for the exercise of the Stock Acquisition Rights, the Company shall promptly deliver share certificates; provided, however, that no certificates shall be delivered in respect of any less-than-one-unit shares.

17. Handling of matters when the provisions hereof are required to be read otherwise or other measures are necessary:

In the event that these provisions are required to be read otherwise or other measures are necessary, the Company may make amendment to these provisions in respect of the relevant matters in such manner as considered appropriate by the Company in accordance with the provisions of the Corporation Law of Japan and the purposes of the Stock Acquisition Rights and such amendment shall be an integral part of these provisions.

18. With regard to the Stock Acquisition Rights, any other necessary matters shall entirely be left to the Representative Directors.

II. Stock compensation-type stock options as long-term incentives

To link compensation of the Directors and Corporate Officers of the Company with an increase in its shareholder value on a long-term basis, while placing emphasis on their sharing interests with its shareholders, secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company intends to grant stock options to the Directors and Corporate Officers of the Company for the fiscal year ending March 31, 2008.

Upon granting the stock acquisition rights (the "Stock Acquisition Rights"), no cash payment shall be made in exchange therefor.

1. Qualified allottees of the Stock Acquisition Rights:

The Stock Acquisition Rights shall be allotted to seven Directors who are not outside Directors of the Company and 14 Corporate Officers not concurrently serving as Directors.

2. Total number of Stock Acquisition Rights to be allotted:

Directors of the Company:	100 rights
Corporate Officers not concurrently serving as Directors of the Company:	110 rights

The total number of Stock Acquisition Rights is the number of planned allotment. In the event that such total number decreases if any allotee does not subscribe or otherwise, the decreased total number of Stock Acquisition Rights shall be the total number of Stock Acquisition Rights to be issued.

3. Class and number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights:

The class of the shares to be issued or transferred upon exercise of the Stock Acquisition Rights shall be shares of common stock of the Company and the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights (the "Number of Shares") shall be 1,000.

In the event that the Company makes a stock division (including free allocation of shares of common stock of the Company) or stock consolidation, the Number of Shares shall be adjusted in accordance with the following formula, with any fraction of one share occurring upon such adjustment discarded:

$$\text{Number of Shares after adjustment} = \text{Number of Shares before adjustment} \times \text{Division/consolidation ratio}$$

In addition, upon the occurrence of any unavoidable event that requires adjustment to the Number of Shares, an adjustment shall be made thereto to the extent it is reasonable.

4. Amount of property to be contributed upon exercise of each Stock Acquisition Right:

The amount of property to be contributed upon exercise of each Stock Acquisition Right shall be the amount of cash to be paid in for each of the shares to be delivered upon exercise thereof (the "Exercise Price"), multiplied by the Number of Shares. The Exercise Price shall be an amount obtained by multiplying the average (with any fraction of one yen rounded upward to the nearest one yen) of the closing prices (regular way) of shares of common stock of the Company for 20 days (excluding days on which no trading was reported) retroactively commencing on the day preceding the allotment date of the Stock Acquisition Rights on the Tokyo Stock Exchange by 1.05 with any fraction of one yen rounded upward to the nearest one yen; provided, however, that the Exercise Price shall not be below the closing prices of shares of common stock of the Company on the Tokyo Stock Exchange on the allotment date of the Stock Acquisition Rights.

In the event that the Company divides or consolidates its shares after the allotment of the Stock Acquisition Rights, the said Exercise Price shall be adjusted according to the division/consolidation ratio, in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition, in the event that the Company issues or disposes of shares at a paid-in price lower than the current market price (exclusive of the issuance or disposition of shares upon exercise of stock acquisition rights), the said Exercise Price shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen. In case of the disposition by

the Company of its own shares, the "number of newly issued shares" shall be read as the "number of its own shares to be disposed of" and the "paid-in price per share" shall be read as the "disposal price per share", respectively, in the following formula:

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

* The Exercise Price will be publicized promptly when it is determined on the allocation date of the Stock Acquisition Rights (August 23, 2007).

5. Exercise period of the Stock Acquisition Rights:

From August 1, 2009 to July 30, 2017

6. Matters concerning capital and capital reserve to be increased in the event that the Company issues shares upon exercise of the Stock Acquisition Rights:

(i) In the event that the Company issues shares upon exercise of the Stock Acquisition Rights, the amount of capital to be increased shall be a half of the upper limit thereon calculated pursuant to Article 40, paragraph 1 of the Regulations on Corporate Accounts, with any fraction of one yen rounded upward to the nearest one yen.

(ii) In the event that the Company issues shares upon exercise of the Stock Acquisition Rights, the amount of capital reserve to be increased shall be an amount obtained by deducting the amount of capital to be increased as set forth in item (i) above from the upper limit on the capital to be increased as set forth in item (i) above.

7. Restriction on acquisition of the Stock Acquisition Rights by transfer:

Any acquisition of the Stock Acquisition Rights by transfer shall be subject to the approval by resolution of the Board of Directors of the Company.

8. Conditions for acquisition of the Stock Acquisition Rights:

In the event that a proposition for the approval of a merger or consolidation agreement under which the Company shall be merged or dissolved, an agreement of business transfer by a spin-off or plan for incorporation by a spin-off under which the Company shall be split up, or a share exchange agreement or share transfer plan under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders (or a resolution for the approval thereof is adopted by the Board of Directors when such resolution by the General Meeting of Shareholders is not required), the Company may, as of a day separately specified by the Board of Directors of the

Company, acquire all of the Stock Acquisition Rights then outstanding without consideration.

9. Policies on voidance and nullification of the Stock Acquisition Rights and the details of delivery of new stock acquisition rights of reorganizing companies in case of reorganization:

In the event that the Company is merged or consolidated (as a result of which, the Company shall be dissolved), transfers business or incorporates a company by a spin-off, or makes a share exchange or share transfer (collectively, "reorganization"), the Company shall deliver to any Allottee of the Stock Acquisition Rights outstanding when the reorganization becomes effective (the "Outstanding Stock Acquisition Rights"), stock acquisition rights of relevant corporations ("reorganizing companies") listed in Article 236, paragraph 1, item 8 (a) through (e) of the Corporation Law, in accordance with the following conditions. In such case, the Outstanding Stock Acquisition Rights shall become null and void and the reorganizing companies shall newly issue stock acquisition rights, only if and when the delivery of stock acquisition rights of the reorganizing companies is stipulated in the relevant merger agreement, consolidation agreement, agreement of business transfer by a spin-off, plan for incorporation by a spin-off, share exchange agreement or share transfer plan.

(i) Number of stock acquisition rights of reorganizing company to be delivered:

The same number as that of the Outstanding Stock Acquisition Rights held by each Allottee of the Stock Acquisition Rights shall be delivered.

(ii) Class of shares of reorganizing company to be issued or transferred upon exercise of stock acquisition rights:

Shares of common stock of the reorganizing company.

(iii) Number of shares of reorganizing company to be issued or transferred upon exercise of stock acquisition rights:

The number of shares shall be determined in accordance with paragraph 3 above, by taking into account the conditions of the reorganization.

(iv) Amount of property to be contributed upon exercise of a stock acquisition right:

The amount of property to be contributed upon exercise of a stock acquisition right to be delivered shall be an amount obtained by multiplying by the number of shares of the reorganizing company to be issued or transferred upon exercise of each of the stock acquisition rights, which shall be determined as set forth in paragraph (iii) above, the paid-in amount after reorganization obtained by making adjustment to the Exercise Price determined under paragraph 4 above by taking into account the conditions of the reorganization.

(v) Exercise period of stock acquisition rights:

From later of the first day of the period during which the Stock Acquisition Rights set forth in paragraph 5 above are exercisable and the day on which the reorganization becomes effective, to the last day of the period during which the Stock Acquisition Rights set forth in paragraph 5 above are exercisable.

(vi) Matters concerning capital and capital reserve to be increased in the event that the reorganizing company issues shares upon exercise of the stock acquisition rights:

To be determined in accordance with paragraph 6 above.

(vii) Restriction on acquisition of stock acquisition rights by transfer:

Any acquisition of stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the reorganizing company.

(viii) Terms and conditions of the acquisition of stock acquisition rights:

To be determined in accordance with paragraph 8 above.

(ix) Other terms and conditions of the exercise of stock acquisition rights:

To be determined in accordance with paragraph 11 below.

10. Treatment of fractions of a share upon exercise of the Stock Acquisition Rights:

For the purpose of delivery of shares to the Allottees who exercise the Stock Acquisition Rights, any fraction of one share shall be truncated.

11. Other terms and conditions of the exercise of the Stock Acquisition Rights:

(i) Any Allottee shall remain in office as Director or Corporate Officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

(ii) If any Allottee waives his/her Stock Acquisition Rights, such any Allottee shall not be entitled to exercise the Stock Acquisition Rights.

(iii) If any Allottee dies prior to the expiration of the exercise period of the Stock Acquisition Rights, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

(iv) Any Allottee may exercise any integral multiple of one Stock Acquisition Right, which shall not exceed one-third (1/3) of his/her Stock Acquisition Rights allotted, during the first year of the exercise period (from August 1, 2009 to July 31, 2010). Such any Allottee may exercise any integral multiple of one Stock Acquisition Right, which shall, together with the number of Stock Acquisition Rights

exercised during the first year, if any, not exceed two-thirds (2/3) of his/her Stock Acquisition Rights allotted, during the second year of the exercise period (from August 1, 2010 to July 31, 2011), and may exercise the number of all of his/her Stock Acquisition Rights allotted during the third year of the exercise period or thereafter (from August 1, 2011 to July 30, 2017).

(v) The aggregate Exercise Prices of each year (from January 1 to December 31) with regard to the exercise of the Stock Acquisition Rights shall be governed by a "contract of allotting stock acquisition rights" to be entered into between the Company and the relevant Allottee.

12. Paid-in amount of a Stock Acquisition Right:

No cash payment shall be required in exchange for a Stock Acquisition Right.

13. Allotment date of the Stock Acquisition Rights:

August 23, 2007

14. Methods of exercise of the Stock Acquisition Rights and payment therefor:

(i) To exercise the Stock Acquisition Rights, a "Notice of Exercise of Stock Acquisition Rights" in the form specified by the Company shall be submitted with all required information filled in and the name and seal affixed.

(ii) In addition to the submission of the Notice of Exercise of Stock Acquisition Rights set forth in item (i) above, the aggregate Exercise Prices (the "Payment Amount") of the shares of common stock of the Company to be issued or transferred upon exercise of the Stock Acquisition Rights shall be paid in cash by transfer to the account specified by the Company with the payment handling place set forth in paragraph 15 below (the "Specified Account") no later than the date and time designated by the Company.

15. Payment handling place upon exercise of the Stock Acquisition Rights:

Name: Mizuho Bank, Ltd., Ginza Branch

Address: 2-11, Ginza 4-chome, Chuo-ku, Tokyo

(or any successor bank to the bank or any successor branch to the branch for the time being)

16. Time when the exercise of the Stock Acquisition Rights shall become effective:

(i) The exercise of the Stock Acquisition Rights shall become effective when the Notice of Exercise of Stock Acquisition Right is received at the payment handling place and the Payment Amount set forth in paragraph 14, item (ii) above is credited to the Specified Account.

(ii) Upon completion of the procedure for the exercise of the Stock Acquisition Rights, the Company shall promptly deliver share certificates; provided, however, that no certificates shall be delivered in respect of any less-than-one-unit shares.

17. Handling of matters when the provisions hereof are required to be read otherwise or other measures are necessary:

In the event that these provisions are required to be read otherwise or other measures are necessary, the Company may make amendment to these provisions in respect of the relevant matters in such manner as considered appropriate by the Company in accordance with the provisions of the Corporation Law of Japan and the purposes of the Stock Acquisition Rights and such amendment shall be an integral part of these provisions.

18. With regard to the Stock Acquisition Rights, any other necessary matters shall entirely be left to the Representative Directors.

-END-

*The figures for this Financial Statement are prepared in accordance with the accounting principles based on Japanese law. Accordingly, they do not necessarily match the figures in the Annual Report issued by the Company, which present the same statements in a form that is more familiar to foreign readers through certain reclassifications or summarization of accounts.

FILE NO. 082-03311

July 31, 2007

2007 AUG -9 A 5:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Consolidated Financial Results for the First Quarter Ended June 30, 2007

Company Name:	Shiseido Company, Limited	Listing:	Tokyo Stock Exchange, First Section
Code Number:	4911	URL:	http://www.shiseido.co.jp/e/
Representative:	Shinzo Maeda, President & CEO (Representative Director)		
Contact:	Yukihiro Saito, Head of Investor Relations, Financial Department (Tel: +81-3-3572-5111)		

(Amounts under one million yen have been rounded down.)

1. Operating Results for the First Quarter of the Fiscal Year Ending March 31, 2008 (From April 1, 2007 to June 30, 2007)

(1) Consolidated Operating Results

(Millions of yen, except for per share figures)

	Net Sales	Operating Income	Ordinary Income
First Quarter Ended June 30, 2007	173,446 [+4.2%]	15,524 [+84.8%]	16,995 [+65.4%]
First Quarter Ended June 30, 2006	166,534 [+5.7%]	8,401 [–21.0%]	10,276 [–11.8%]
Fiscal Year Ended March 31, 2007	694,594	50,005	53,465

	Net Income (Loss)	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)
First Quarter Ended June 30, 2007	2,025 [–]	4.88	4.86
First Quarter Ended June 30, 2006	(2,389) [–]	(5.79)	–
Fiscal Year Ended March 31, 2007	25,293	60.89	60.71

(Notes)
1. Numbers in brackets alongside net sales, operating income, ordinary income and net income indicate percentage increase/decrease over previous corresponding term.
2. Fully diluted net income per share for the first quarter ended June 30, 2006 is not disclosed due to the net loss.

(2) Consolidated Financial Position

(Millions of yen, except for equity ratio and per share figures)

	Total Assets	Net Assets	Equity Ratio (%)	Net Assets per Share (Yen)
First Quarter Ended June 30, 2007	658,013	400,988	58.5	931.74
First Quarter Ended June 30, 2006	634,216	378,633	57.4	883.16
Fiscal Year Ended March 31, 2007	739,832	403,796	52.5	940.79

(3) Consolidated Cash Flows

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
First Quarter Ended June 30, 2007	3,749	14,553	(60,595)	103,038
First Quarter Ended June 30, 2006	(3,523)	(1,469)	(11,502)	72,096
Fiscal Year Ended March 31, 2007	69,431	(18,482)	1,836	145,259

2. Dividends

(Yen)

	Dividend per Share		
	Interim	Year-End	Full Year
Fiscal Year Ended March 31, 2007	16.00	16.00	32.00
Fiscal Year Ending March 31, 2008 (plan)	17.00	17.00	34.00

3. Consolidated Earnings Forecasts for the Fiscal Year Ending March 31, 2008 (From April 1, 2007 to March 31, 2008) *Reference

(Millions of yen, except for per share figures)

	Net Sales	Operating Income	Ordinary Income
First Half Ending Sept. 30, 2007	360,000 [+3.6%]	28,000 [+8.4%]	29,000 [+22.6%]
Fiscal Year Ending March 31, 2008	720,000 [+3.7%]	58,000 [+16.0%]	58,000 [+8.5%]

	Net Income	Net Income per Share (Yen)
First Half Ending Sept. 30, 2007	11,500 [+22.6%]	27.86
Fiscal Year Ending March 31, 2008	33,000 [+30.5%]	79.94

4. Other Information

(1) Significant changes in subsidiaries (scope of consolidation) during period: None

(2) Simplified accounting method adopted: None

(3) Difference in accounting methods compared with most recent fiscal year: Yes

(Note) Please refer to "4. Other Information" in the *Supplementary Explanations and Financial Statements* section on page 4.

In this document, statements other than historical facts are forward-looking statements that reflect the Company's plans and expectations. These forward-looking statements involve risks, uncertainties and other factors that may cause the actual results and achievements to differ from those anticipated in these statements.

Supplementary Explanations and Financial Statements

1. Supplementary Explanation on Consolidated Operating Results

In the first quarter under review (the three-month period from April 1, 2007 to June 30, 2007), the domestic cosmetics market remained generally flat amid a recovery in personal consumption. Overseas, despite intensified competition among companies, the Chinese cosmetics market continued showing rapid growth, while markets in Europe and the United States were also healthy.

Shiseido Co., Ltd. (the Company) entered the final year of its Three-Year Plan, aimed at maximizing growth potential and raising profitability. Under the Plan, we are seeking to accomplish our remaining domestic marketing reform objectives, further boost global development (centering on China), and continue with fundamental structural reforms.

Consolidated net sales for the quarter amounted to ¥173,446 million, up 4.2% from the previous corresponding quarter. In the domestic cosmetics business segment, demand for our counseling products was solid, but overall sales declined year-on-year due to the launch of the ***Tsubaki*** mega line in the toiletries division in the previous year. In the overseas cosmetics business segment, we reported healthy sales in Asia, especially the continuously growing Chinese market, where our brand for Chinese voluntary chain stores has been well received. Meanwhile, the ***SHISEIDO*** brand and designer fragrances performed well in the United States and Europe.

Operating income jumped 84.8%, to ¥15,524 million, owing to an improved cost of sales ratio resulting from a change in product mix, a decline in selling, general and administrative expenses in domestic operations, and other reasons. Ordinary income rose 65.4%, to ¥16,995 million.

The Company reported ¥2,832 million in extraordinary income, which included a gain on the sale of shares in a logistics subsidiary. With the added benefit of a decline in the income tax obligation and other factors, net income for the quarter totaled ¥2,025 million. This compares with a net loss totaling ¥2,389 million in the previous corresponding quarter.

2. Supplementary Explanation on Consolidated Financial Position

Compared with the previous fiscal year-end (March 31, 2007), total assets declined ¥81,819 million, while the decrease in net assets was limited to ¥2,808 million. Accordingly, the equity ratio at quarter-end was 58.5%, compared with 52.5% at previous fiscal year-end.

[Consolidated Cash Flows]

Net cash provided by operating activities amounted to ¥3,749 million. In the previous corresponding quarter, net cash used in operating activities totaled ¥3,523 million. Major factors included ¥19,457 million in income before income taxes, which exceeded major payments, such as employee bonuses and income taxes.

Net cash provided by investing activities totaled ¥14,553 million, owing mainly to gains on sales of logistics subsidiary shares and logistics centers.

Net cash used in financing activities was ¥60,595 million. Primary factors included ¥6,188 million in payment of cash dividends and ¥50,000 million in redemption of bonds (0.40% unsecured yen bonds, redeemed in May 2007).

As a result, cash and cash equivalents at end of quarter stood at ¥103,038 million, down ¥42,221 million from March 31.

3. Supplementary Explanation on Consolidated Outlook

In the quarter under review, the Company slightly exceeded its forecasts with respect to consolidated net sales and operating income. In light of this performance and the foreign exchange situation, the Company has revised its outlook for the interim period, ending September 30, 2007, from its original outlook announced on April 26, 2007. Specifically, we forecast net sales of ¥360 billion, up from our initial prediction of ¥355billion. We also forecast operating income of ¥28 billion (up from ¥26 billion), ordinary income of ¥29 billion (up from ¥26 billion), and net income of ¥11.5 billion (up from ¥9.5 billion).

The Company's outlook for the fiscal year ending March 31, 2008, remains unchanged.

4. Other Information

(1) Significant changes among subsidiaries (scope of consolidation) during period

Not applicable.

(2) Simplified accounting method adopted

Not applicable.

(3) Difference in accounting methods compared with most recent fiscal year

Pursuant to an amendment to the Corporation Tax Law (Partial Revision of Income Tax Law, Law No. 6 of March 30, 2007; Partial Revision of Income Tax Law Enforcement Ordinance, Cabinet Order No. 83 of March 30, 2007), the treatment of depreciation on property, plant and equipment acquired after April 1, 2007, has been changed.

The effect of this change on the Company's operating income, ordinary income, and income before income taxes in the quarter under review was minimal.

5. Consolidated Quarterly Financial Statements

(1) Consolidated Quarterly Balance Sheets (Summary)

(Millions of yen, %)

	First Quarter Ended June 30, 2006	First Quarter Ended June 30, 2007	Increase / Decrease		(Ref.) Fiscal Year Ended March 31, 2007
	Amount	Amount	Amount	% change	Amount
(ASSETS)					
I. Current Assets					
1. Cash and time deposits	47,198	59,734	+12,536	+26.6	82,453
2. Notes and accounts receivable	93,740	99,558	+5,818	+6.2	104,603
3. Short-term investments in securities	25,848	48,536	+22,688	+87.8	68,544
4. Inventories	73,483	75,930	+2,446	+3.3	73,890
5. Deferred tax assets	22,934	21,443	-1,491	-6.5	32,344
6.Other current assets	11,171	12,203	+1,031	+9.2	11,372
Total current assets	274,377	317,406	+43,029	+15.7	373,208
II. Fixed Assets					
1.Property, plant and equipment, at cost	157,621	152,915	-4,705	-3.0	171,635
2.Intangible assets	49,170	49,635	+465	+0.9	49,742
3.Investments and other assets	153,047	138,055	-14,992	-9.8	145,246
Total fixed assets	359,839	340,607	-19,232	-5.3	366,624
Total Assets	634,216	658,013	+23,796	+3.8	739,832
(LIABILITIES)					
I. Current Liabilities					
1. Notes and accounts payable	57,561	54,810	-2,751	-4.8	57,697
2. Short-term debt	6,207	5,141	-1,065	-17.2	4,456
3. Commercial paper	-	2,391	+2,391	-	-
4. Bonds redeemable within one year	53,197	7,085	-46,112	-86.7	57,868
5. Current portion of long-term borrowings	-	3,671	+3,671	-	3,819
6. Accrued amount payable	45,842	42,165	-3,676	-8.0	53,016
7. Accrued bonuses for employees	-	3,566	+3,566	-	11,702
8. Other current liabilities	32,403	35,876	+3,473	+10.7	39,279
Total current liabilities	195,211	154,708	-40,502	-20.7	227,840
II. Long-Term Liabilities					
1. Bonds	13,509	20,000	+6,490	+48.0	27,147
2. Long-term borrowings	4,230	36,283	+32,052	+757.7	34,546
3. Accrued retirement benefits	37,113	38,207	+1,093	+2.9	38,643
4. Other long-term liabilities	5,518	7,826	+2,307	+41.8	7,858
Total long-term liabilities	60,371	102,316	+41,945	+69.5	108,195
Total Liabilities	255,582	257,025	+1,442	+0.6	336,036
(NET ASSETS)					
I. Shareholders' Equity					
1.Common stock	64,506	64,506	-	-	64,506
2.Capital surplus	70,263	70,305	+42	+0.1	70,293
3.Retained earnings	236,058	250,564	+14,506	+6.1	255,410
4.Less: treasury stock, at cost	(17,242)	(16,954)	+288	-1.7	(16,896)
Total shareholders' equity	353,585	368,422	+14,837	+4.2	373,314
II. Valuation, Translation Adjustments and Others					
1. Unrealized gains on available-for-sale securities, net of taxes	16,269	14,958	-1,310	-8.1	13,743
2. Deferred losses on hedges	-	(264)	-264	-	(233)
3. Foreign currency translation adjustments	(5,616)	1,537	+7,153	-	1,561
Total valuation, translation adjustments and others	10,653	16,231	+5,577	+52.4	15,071
III. Stock Acquisition Rights	-	66	+66	-	52
IV. Minority Interests in Consolidated Subsidiaries	14,394	16,268	+1,873	+13.0	15,358
Total Net Assets	378,633	400,988	+22,354	+5.9	403,796
Total Liabilities and Net Assets	634,216	658,013	+23,796	+3.8	739,832

(2) Consolidated Quarterly Statements of Operations (Summary)

(Millions of yen, %)

	First Quarter Ended June 30, 2006	First Quarter Ended June 30, 2007	Increase / Decrease		(Ref.) Fiscal Year Ended March 31, 2007
	Amount	Amount	Amount	% change	Amount
I. Net Sales	166,534	173,446	+6,911	+4.2	694,594
II. Cost of Sales	43,344	42,845	-498	-1.2	185,532
Gross Profit	123,189	130,600	+7,410	+6.0	509,061
III. Selling, General and Administrative Expenses	114,788	115,075	+287	+0.3	459,056
Operating Income	8,401	15,524	+7,122	+84.8	50,005
IV. Other Income	3,423	2,319	-1,104	-32.3	8,123
V. Other Expenses	1,548	848	-700	-45.2	4,663
Ordinary Income	10,276	16,995	+6,718	+65.4	53,465
VI. Extraordinary Income	-	2,832	+2,832	-	-
VII. Extraordinary Loss	805	370	-435	-54.1	5,699
Income before Income Taxes	9,471	19,457	+9,986	+105.4	47,765
Income taxes: Current	3,180	2,426	-753	-23.7	13,660
Deferred	7,575	13,856	+6,281	+82.9	5,514
Minority interest in net income of consolidated subsidiaries	1,104	1,148	+43	+3.9	3,297
Net Loss	2,389	-	-2,389	-	-
Net Income	-	2,025	+2,025	-	25,293

(3) Consolidated Quarterly Statement of Changes in Net Assets (Summary)

For the First Quarter Ended June 30, 2007

(Millions of yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock, at cost	Total Shareholders' Equity
Balance as of March 31, 2007	64,506	70,293	255,410	(16,896)	373,314
Changes during the quarter					
Cash dividends from retained earnings			(6,605)		(6,605)
Net income for the first quarter ended June 30, 2007			2,025		2,025
Purchase of treasury stock				(140)	(140)
Disposal of treasury stock		11		81	93
Change in scope of consolidation			(52)		(52)
Other decrease in retained earnings			(213)		(213)
Net change in items other than shareholders' equity					
Total change during the quarter	-	11	(4,845)	(58)	(4,892)
Balance as of June 30, 2007	64,506	70,305	250,564	(16,954)	368,422

	Valuation, Translation Adjustments and Others				Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
	Unrealized gains on available-for-sale securities, net of taxes	Deferred losses on hedges	Foreign currency translation adjustments	Total valuation, translation adjustments and others			
Balance as of March 31,2007	13,743	(233)	1,561	15,071	52	15,358	403,796
Changes during the quarter							
Cash dividends from retained earnings							(6,605)
Net income for the first quarter ended June 30, 2007							2,025
Purchase of treasury stock							(140)
Disposal of treasury stock							93
Change in scope of consolidation							(52)
Other decrease in retained earnings							(213)
Net change in items other than shareholders' equity	1,215	(31)	(24)	1,160	13	910	2,084
Total change during the quarter	1,215	(31)	(24)	1,160	13	910	(2,808)
Balance as of June 30, 2007	14,958	(264)	1,537	16,231	66	16,268	400,988

(Notes)

1. Other decrease in retained earnings indicates provision for surplus due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards, and an additional minimum liability recorded by a Taiwanese subsidiary, pursuant to Taiwanese accounting standards on retirement benefits.
2. The consolidated statements of changes in net assets for the previous corresponding quarter and for the previous fiscal year have been omitted from this report.

(4) Consolidated Quarterly Statements of Cash Flows (Summary)

(Millions of yen)

	First Quarter Ended June 30, 2006	First Quarter Ended June 30, 2007	(Ref.) Fiscal Year Ended March 31, 2007
I. Cash Flows from Operating Activities			
1. Income before income taxes	9,471	19,457	47,765
2. Depreciation	6,550	6,636	27,875
3. Decrease in accrued bonuses for employees	-	(7,954)	-
4. Other increase (decrease)	(13,119)	(8,578)	7,865
Subtotal	2,902	9,561	83,506
5. Income tax paid, others	(6,426)	(5,811)	(14,075)
Net cash provided by (used in) operating activities	(3,523)	3,749	69,431
II. Cash Flows from Investing Activities			
1. Proceeds from sale (acquisition) of securities and investments in securities	1,839	2,068	7,132
2. Acquisition of property, plant and equipment and payments of long-term prepaid expenses	(7,326)	(7,574)	(28,557)
3. Proceeds from sale of property, plant and equipment	2,417	18,164	4,161
4. Other increase (decrease)	1,598	1,896	(1,218)
Net cash provided by (used in) investing activities	(1,469)	14,553	(18,482)
III. Cash Flows from Financing Activities			
1. Net increase (decrease) in short-term debt	647	544	853
2. Proceeds from commercial paper issuance	-	2,420	-
3. Proceeds from long-term borrowings	-	2,390	5,927
4. Repayment of long-term borrowings	(617)	(1,196)	(3,777)
5. Redemption of bonds	(5,124)	(57,890)	(7,199)
6. Cash dividends paid	(5,790)	(6,188)	(12,794)
7.Other increase (decrease)	(617)	(676)	18,827
Net cash provided by (used in) financing activities	(11,502)	(60,595)	1,836
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents	191	70	1,929
V. Net Change in Cash and Cash Equivalents	(16,304)	(42,221)	54,715
VI. Cash and Cash Equivalents at Beginning of Term	89,014	145,259	89,014
VII. Increase (Decrease) in Cash and Cash Equivalents due to the Consolidation (Deconsolidation) of Subsidiaries	(613)	-	1,529
VIII. Cash and Cash Equivalents at End of Term	72,096	103,038	145,259

(5) Segment Information

[Business Segment Information]

First Quarter Ended June 30, 2006

(Millions of yen)

	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination/ corporate	Consolidation
Net sales						
(1) Sales to outside customers	106,878	54,509	5,146	166,534	-	166,534
(2) Intersegment sales or transfer	1,580	216	4,904	6,701	(6,701)	-
Total	108,458	54,725	10,051	173,236	(6,701)	166,534
Operating expenses	104,718	50,517	9,667	164,902	(6,769)	158,132
Operating income	3,740	4,208	384	8,333	67	8,401

First Quarter Ended June 30, 2007

(Millions of yen)

	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination/ corporate	Consolidation
Net sales						
(1) Sales to outside customers	105,434	62,227	5,784	173,446	-	173,446
(2) Intersegment sales or transfer	1,731	306	5,099	7,137	(7,137)	-
Total	107,165	62,533	10,884	180,583	(7,137)	173,446
Operating expenses	96,367	58,287	10,329	164,984	(7,062)	157,921
Operating income	10,798	4,246	554	15,599	(75)	15,524

(Ref.) Fiscal Year Ended March 31, 2007

(Millions of yen)

	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination/ corporate	Consolidation
Net sales						
(1) Sales to outside customers	447,557	224,319	22,717	694,594	-	694,594
(2) Intersegment sales or transfer	6,231	1,347	23,112	30,691	(30,691)	-
Total	453,788	225,667	45,829	725,285	(30,691)	694,594
Operating expenses	416,918	215,222	43,584	675,725	(31,136)	644,589
Operating income	36,870	10,444	2,245	49,559	445	50,005

[Geographic Segment Information] *By Location

First Quarter Ended June 30, 2006

(Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ corporate	Consolidation
Net sales							
(1) Sales to outside customers	112,209	11,654	24,161	18,508	166,534	-	166,534
(2) Transfer between geographical segments	5,643	2,293	979	31	8,948	(8,948)	-
Total	117,852	13,948	25,141	18,539	175,482	(8,948)	166,534
Operating expenses	116,176	13,816	22,263	15,725	167,982	(9,849)	158,132
Operating income	1,676	131	2,878	2,813	7,500	901	8,401

First Quarter Ended June 30, 2007

(Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ corporate	Consolidation
Net sales							
(1) Sales to outside customers	111,440	13,579	27,951	20,474	173,446	-	173,446
(2) Transfer between geographical segments	6,425	2,214	1,379	51	10,071	(10,071)	-
Total	117,865	15,794	29,331	20,526	183,517	(10,071)	173,446
Operating expenses	109,403	15,383	25,987	17,955	168,729	(10,807)	157,921
Operating Income	8,461	411	3,343	2,571	14,787	736	15,524

(Ref.) Fiscal Year Ended March 31, 2007

(Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ corporate	Consolidation
Net sales							
(1) Sales to outside customers	471,204	51,730	88,364	83,295	694,594	-	694,594
(2) Transfer between geographical segments	22,115	8,138	4,335	111	34,701	(34,701)	-
Total	493,320	59,869	92,699	83,406	729,296	(34,701)	694,594
Operating expenses	465,985	57,060	86,388	72,194	681,628	(37,039)	644,589
Operating income	27,335	2,808	6,310	11,212	47,667	2,337	50,005

[Overseas Sales] (Export Sales and Sales by Overseas Subsidiaries) *By Destination

First Quarter Ended June 30, 2006

(Millions of yen)

	Americas	Europe	Asia/Oceania	Total
I. Overseas sales	12,551	22,420	19,689	54,660
II. Consolidated net sales				166,534
III. Percentage of overseas sales against consolidated net sales	7.5%	13.5%	11.8%	32.8%

First Quarter Ended June 30, 2007

(Millions of yen)

	Americas	Europe	Asia/Oceania	Total
I. Overseas sales	14,525	24,219	23,650	62,394
II. Consolidated net sales				173,446
III. Percentage of overseas sales against consolidated net sales	8.4%	14.0%	13.6%	36.0%

(Ref.) Fiscal Year Ended March 31, 2007

(Millions of yen)

	Americas	Europe	Asia/Oceania	Total
I. Overseas sales	53,969	79,325	91,503	224,798
II. Consolidated net sales				694,594
III. Percentage of overseas sales against consolidated net sales	7.8%	11.4%	13.2%	32.4%

END